UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 20, 2018

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period   ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 7.01. Regulation FD Disclosure.

On September 20, 2018, the Company issued an Investor Release announcing that on the same day the Board declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

    (d)   *Exhibits.*

    99   Investor Release of McDonald's Corporation issued September 20, 2018: McDonald's Raises Quarterly Cash Dividend by 15%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: September 21, 2018   By: /s/ Denise A. Horne

                                                        Denise A. Horne
                                                        Corporate Vice President, Associate General Counsel
                                                        and Assistant Secretary

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE   **FOR MORE INFORMATION CONTACT:**
09/20/2018   Investors: Mike Flores, 630-623-3519
                                                    Media: Lauren Altmin, 773-431-5726

McDONALD'S RAISES QUARTERLY CASH DIVIDEND BY 15%

- **Quarterly cash dividend increases 15% to $1.16 per share - the equivalent of $4.64 annually**
- **Cash return to shareholder target for the 3-year period ending 2019 increased to about $25 billion**

CHICAGO, IL - Today, McDonald's Board of Directors approved the Company's 42nd consecutive annual dividend increase, raising the quarterly dividend 15% from $1.01 to $1.16 per share of common stock, payable on December 17, 2018 to shareholders of record at the close of business on December 3, 2018. This brings the fourth quarter dividend payout to nearly $900 million. McDonald's has experienced increased capital allocation flexibility due to the evolution of the Company's business model and the effects of the Tax Cuts and Jobs Act of 2017.

McDonald's President and Chief Executive Officer Steve Easterbrook said, "Our substantial cash flow enables us to invest in the business to drive growth under our Velocity Growth Plan. We are confident that the Plan will deliver sustained, long-term profitability for our system and our shareholders, which is reflected in today's increases in our dividend and three-year cash return to shareholders target."

These actions reinforce management's confidence in the Company's ability to achieve the following long term, average annual (constant currency) financial targets, beginning in 2019:

- Systemwide sales growth of 3-5%;
- Operating margin in the mid-40% range;
- Earnings per share growth in the high-single digits; and
- ROIIC in the mid-20% range.

Upcoming Communications

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for publishing key information to its investors, some of which may contain material and previously non-public information.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 37,000 locations in over 100 countries. Over 90% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

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